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Email: invest@missionnewenergy.com

24 October 2011
ASX ANNOUNCEMENT

Mission Achieves the World’s First Jatropha ISCC Certification

Mission NewEnergy Limited (NASDAQ:MNEL ASX:MBT), a global provider of environmentally sustainable biofuels, today announced that the Company has received International Sustainability and Carbon Certification (ISCC) for its Jatropha contract farming model, a world first for any Jatropha business. To qualify for ISCC certification, companies must meet strict criteria for sustainable production, as well as reduced emissions of greenhouse gases. The ISCC was developed to certify that biofuels, and biomass for biofuels are produced in compliance with recent EU legislation that requires all biofuels and biomass in Germany to be certified according to the EU-RED requirements.

As part of this pilot certification process, a selection of Mission’s Jatropha contract farmers in India underwent intensive audits to evaluate the sustainability of their farming practices and processes, as well as traceability of product produced within the supply chain. With this pilot certification Mission can continue to obtain certification for its entire contract farming operation.

“We believe that this certification, achieved with the assistance of our proprietary “Mission Agro Technology (MAT) platform, creates a benchmark for the Jatropha industry to meet the highest standards of commitment to sound agricultural practices, detailed traceability and production processes,” said Nathan Mahalingam, CEO of Mission. “The European biodiesel market represents a multi-billion dollar opportunity and we are honoured to be the first commercial scale provider of Jatropha to receive this important endorsement.”

Mission’s 194,000 acres of planted Jatropha have a 30-year supply of some 22 million barrels Jatropha oil, which is cost competitive with crude oil at approximately US$52 per barrel.

Based on the favourable outcome of this ISCC process, Mission is well positioned to petition regulators in the United States for a similar approval.

- Announcement Ends -

About Jatropha
Jatropha Curcas is a tree that grows on marginal lands and which produces an inedible seed containing oil. The Jatropha oil is an ideal biofuels feedstock. The Jatropha tree begins to yield seeds from the third year, which then provides an annual supply of oil for thirty years. Each acre planted is expected to provide 115 barrels of Jatropha oil over its 30 year productive life.

About ISCC
The ISCC is a Sustainability Certification system that is recognized by both the German Government and the European Commission. It is designed to prove both Sustainability and Green House Gas emission reductions for all kinds of Biomass and Bioenergy in accordance with the European Unions Renewable Energy Directive (RED), and the Fuel Quality Directive (FQD). ISCC was developed with financial support from the German Ministry of Food, Agriculture and Consumer Protection.

About MAT
Mission’s proprietary MAT platform, is a sophisticated technology based farmer support system, used to monitor and manage Mission’s over 100,000 contract farmers.  The system allows Mission to accurately record the GPS position of Mission’s network of contract farmers along with a detailed determination of their Indirect Land Use.  The MAT system has played a critical role in enabling the ISCC certification of Jatropha contract farming.

About Mission NewEnergy
Mission NewEnergy Limited is a global provider of sustainable, renewable energy. Operating in Asia, India, Australia, Europe and North America, Mission NewEnergy is a biodiesel producer and one of the world’s largest Jatropha plantation companies.  At full capacity we can produce 105 million gallons of biodiesel and have over 194,000 acres of plantation representing a sustainable non-edible oil supply of an estimated 22 million barrels. Jatropha Curcas, an inedible biofuel feedstock, is being cultivated by Mission’s contract farmers on marginal lands.  Through the realization of Jatropha by-product value, Mission is working towards a zero cost of sustainable non-edible fuel source.

For more information and a copy of this announcement, please visit: www.missionnewenergy.com or contact:

Investor Relations: Stern Investor Relations, Inc.SMA Global Julia Avery +1 (212) 362-1200 julia@sternir.com	Media Contact: SMA Global Ariel Weeks +1 (310) 432-6357 ariel.weeks@smaglobal.com
Company Contact: James Garton President Mission NewEnergy USA Phone: + 1 (210) 841-5741 james@missionnewenergy.com